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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2004
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-121603
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on June 30, 2005.

Federative Republic of Brazil

By: ______________________
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit

C. Copy of the 2005 Annual Budget of the Federative Republic of Brazil

EXHIBIT C

LEI Nº 11.100, DE 25 DE JANEIRO DE 2005.

Estima a receita e fixa a despesa da União para o exercício financeiro de 2005.

O PRESIDENTE DA REPÚBLICA
Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I
DAS DISPOSIÇÕES PRELIMINARES

Art. 1º Esta Lei estima a receita da União para o exercício financeiro de 2005, no montante de R$ 1.642.362.320.073,00 (um trilhão, seiscentos e quarenta e dois bilhões, trezentos e sessenta e dois milhões, trezentos e vinte mil, setenta e três reais) e fixa a despesa em igual valor, nos termos do art. 165, § 5º, da Constituição, e do art. 6º da Lei nº 10.934, de 11 de agosto de 2004, Lei de Diretrizes Orçamentárias para 2005, compreendendo:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Pública Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Pública Federal direta e indireta, bem como os fundos e fundações instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II
DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I
Da Estimativa da Receita

Art. 2º A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.606.403.171.042,00 (um trilhão, seiscentos e seis bilhões, quatrocentos e três milhões, cento e setenta e um mil, quarenta e dois reais), discriminada na forma do Anexo I, sendo especificadas, nos incisos deste artigo, a receita de cada Orçamento e a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei Complementar nº 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal:

I - Orçamento Fiscal: R$ 421.081.521.578,00 (quatrocentos e vinte e um bilhões, oitenta e um milhões, quinhentos e vinte e um mil, quinhentos e setenta e oito reais) excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 249.486.427.389,00 (duzentos e quarenta e nove bilhões, quatrocentos e oitenta e seis milhões, quatrocentos e vinte e sete mil, trezentos e oitenta e nove reais); e

III - Refinanciamento da dívida pública federal: R$ 935.835.222.075,00 (novecentos e trinta e cinco bilhões, oitocentos e trinta e cinco milhões, duzentos e vinte e dois mil, setenta e cinco reais), constante do Orçamento Fiscal.

Seção II
Da Fixação da Despesa

Art. 3º A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.606.403.171.042,00 (um trilhão, seiscentos e seis bilhões, quatrocentos e três milhões, cento e setenta e um mil, quarenta e dois reais), distribuída entre os órgãos orçamentários conforme o Anexo II, sendo especificadas, nos incisos deste artigo, a despesa de cada Orçamento e a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei de Responsabilidade Fiscal, e no art. 77 da Lei de Diretrizes Orçamentárias para 2005:

I - Orçamento Fiscal: R$ 408.025.141.744,00 (quatrocentos e oito bilhões, vinte e cinco milhões, cento e quarenta e um mil, setecentos e quarenta e quatro reais), excluídas as despesas de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 262.542.807.223,00 (duzentos e sessenta e dois bilhões, quinhentos e quarenta e dois milhões, oitocentos e sete mil, duzentos e vinte e três reais); e

III - Refinanciamento da dívida pública federal: R$ 935.835.222.075,00 (novecentos e trinta e cinco bilhões, oitocentos e trinta e cinco milhões, duzentos e vinte e dois mil, setenta e cinco reais), constante do Orçamento Fiscal.

Parágrafo único. Do montante fixado no inciso II deste artigo, a parcela de R$ 13.056.379.834,00 (treze bilhões, cinqüenta e seis milhões, trezentos e setenta e nove mil, oitocentos e trinta e quatro reais) será custeada com recursos do Orçamento Fiscal.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 4º Fica autorizada a abertura de créditos suplementares, observado o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal, no § 11 do art. 65 e no art. 66 da Lei de Diretrizes Orçamentárias de 2005, respeitados os limites e condições estabelecidos neste artigo, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de doze por cento do respectivo valor, constante desta Lei, mediante a utilização de recursos provenientes de:

a) anulação parcial de dotações, limitada a dez por cento do valor do subtítulo objeto da anulação, constante desta Lei;

b) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, III, da Lei Complementar nº 101, de 2000;

c) excesso de arrecadação de receitas próprias, desde que para alocação nos mesmos subtítulos em que os recursos dessas fontes foram originalmente programados, observado o limite de quarenta por cento da dotação inicial e o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal;

d) até dez por cento do excesso de arrecadação de receitas do Tesouro Nacional;

II - aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, sendo a suplementação limitada a vinte e cinco por cento;

III - para o atendimento de despesas decorrentes de sentenças judiciais transitadas em julgado, inclusive daquelas consideradas de pequeno valor nos termos da legislação vigente e relativas a débitos periódicos vincendos, mediante a utilização de recursos provenientes de:

a) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, III, da Lei Complementar nº 101, de 2000;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo;

c) anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária;

d) até dez por cento do excesso de arrecadação de receitas próprias e do Tesouro Nacional; e

e) superávit financeiro apurado em balanço patrimonial do exercício de 2004;

IV - para o atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida, na mesma ou em outra unidade orçamentária, obedecidas as vinculações previstas na legislação vigente;

V - para o atendimento de despesas com a amortização da dívida pública federal, mediante a utilização de recursos provenientes:

a) da anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida, na mesma ou em outra unidade orçamentária;

b) do excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

c) do superávit financeiro da União, apurado no balanço patrimonial do exercício de 2004, nos termos do art. 43, §§ 1º, I, e 2º, da Lei nº 4.320, de 17 de março de 1964; e

d) do resultado positivo do Banco Central do Brasil, observado o disposto no art. 7º da Lei de Responsabilidade Fiscal;

VI - para o atendimento das despesas com pessoal e encargos sociais, inclusive as decorrentes da revisão de remuneração prevista no art. 87 da Lei nº 10.934, de 11 de agosto de 2004, mediante a utilização de recursos oriundos da anulação de dotações consignadas a esse grupo de natureza de despesa no âmbito de cada Poder e do Ministério Público da União; e

VII - a subtítulos aos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes de variação monetária ou cambial relativas a essas operações;

VIII - para o atendimento das mesmas ações em execução no ano de 2004, no caso das empresas públicas e das sociedades de economia mista integrantes dos Orçamentos Fiscal e da Seguridade Social, até o limite dos saldos orçamentários dos respectivos subtítulos aprovados no exercício de 2004, mediante a utilização de superávit financeiro apurado no balanço patrimonial do exercício de 2004, nos termos do art. 43, §§ 1º, I, e 2º, da Lei nº 4.320, de 1964;

IX - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, observada a destinação prevista no instrumento respectivo;

X - ao atendimento do refinanciamento, juros e outros encargos da dívida pública federal, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional, até o limite de vinte por cento do montante do refinanciamento da dívida pública federal estabelecido no art. 3º, III, desta Lei;

XI - para o atendimento de transferências de que trata o art. 159 da Constituição, alterado pelas Emendas Constitucionais nºs 42, de 2003, e 44, de 2004, bem como daquelas devidas aos Estados, ao Distrito Federal e aos Municípios decorrentes de vinculações legais, mediante a utilização do superávit financeiro correspondente apurado no balanço patrimonial da União do exercício de 2004, nos termos do art. 43, §§ 1º, I, e 2º, da Lei nº 4.320, de 1964;

XII - para o atendimento de despesas com equalização de preços nas ações destinadas à execução da Política de Garantia de Preços Mínimos, Formação e Administração de Estoques Reguladores e Estratégicos de produtos agropecuários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas no âmbito do órgão "Operações Oficiais de Crédito"; e

XIII - para o atendimento de despesas das ações 6334 - Preparação para Implantação do Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização dos Profissionais da Educação - FUNDEB e 0304 - Complementação da União ao Fundo de Manutenção e Desenvolvimento do Ensino Fundamental e de Valorização do Magistério - FUNDEF, mediante a utilização de recursos provenientes de:

a) anulação parcial ou total das dotações alocadas a essas ações; e

b) superávit financeiro, apurado em balanço patrimonial de 2004, e excesso de arrecadação de receitas vinculadas, nos termos do art. 43, §§ 1º, I e II, 2º, 3º e 4º, da Lei nº 4.320, de 1964;

XIV - para atendimento de despesas da ação 0413 - Manutenção e Operação dos Partidos Políticos no âmbito da unidade orçamentária Fundo Partidário, mediante a utilização de recursos provenientes do:

a) superávit financeiro, apurado no balanço patrimonial do exercício de 2004; e

b) excesso de arrecadação de receitas próprias, nos termos do art. 43, § 1º, II, e §§ 3º e 4º da Lei nº 4.320, de 1964;

XV - ao atendimento das despesas de pessoal das unidades orçamentárias do Poder Judiciário Federal, em razão do aumento dos subsídios da magistratura da União, observados os limites estabelecidos no item 2, alínea "b", da seção III do Anexo V desta Lei, mediante anulação da dotação consignada à programação 04.846.1054.2E07.0002 - Aumento dos Subsídios da Magistratura da União.

§ 1º Os limites referidos no inciso I, e respectiva alínea "a", deste artigo, poderão ser ampliados para:

I - quarenta por cento, quando o remanejamento ocorrer no âmbito das ações vinculadas ao programa de gestão de recursos hídricos denominado de Proágua Semi-Árido, pertencentes ao programa orçamentário 1047 - Desenvolvimento Integrado e Sustentável do Semi-Árido - Conviver; e

II - trinta por cento, quando o remanejamento ocorrer entre subtítulos identificados nesta Lei com o identificador de resultado primário "3", previsto no inciso IV do § 4º do art. 7º da Lei nº 10.934, de 2004, alterado pela Lei nº 11.086, de 31 de dezembro de 2004.

§ 2º A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2005, do decreto de abertura do crédito suplementar.

Art. 5º Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, §§ 1º, II, 3º e 4º, da Lei nº 4.320, de 1964, destinados:

I - a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

II - aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei nº 7.827, de 27 de setembro de 1989, alterada pelas Leis nºs 9.808, de 20 de julho de 1999, e 10.177, de 12 de janeiro de 2001; e

III - ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos das contribuições para o Programa de Integração Social - PIS e o de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela a que se refere o art. 239, § 1º, da Constituição.

CAPÍTULO III
DO ORÇAMENTO DE INVESTIMENTO

Seção I
Das Fontes de Financiamento

Art. 6º As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 35.959.149.031,00 (trinta e cinco bilhões, novecentos e cinqüenta e nove milhões, cento e quarenta e nove mil, trinta e um reais), conforme especificadas no Anexo III.

Seção II
Da Fixação da Despesa

Art. 7º A despesa do Orçamento de Investimento é fixada em R$ 35.959.149.031,00 (trinta e cinco bilhões, novecentos e cinqüenta e nove milhões, cento e quarenta e nove mil, trinta e um reais), cuja distribuição por órgão orçamentário consta do Anexo IV.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 8º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias para 2005, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de dez por cento do respectivo valor, constante desta Lei, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - atendimento de despesas relativas a ações financiadas com recursos transferidos pelo Tesouro Nacional aprovadas em exercícios anteriores e em execução no exercício de 2005, mediante a utilização do saldo desses recursos pela correspondente empresa; e

III - realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2005, do decreto de abertura do crédito suplementar.

CAPÍTULO IV
DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 9º Em cumprimento ao disposto no art. 32, § 1º, I, da Lei de Responsabilidade Fiscal, ficam autorizadas a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 37 da Lei de Diretrizes Orçamentárias para 2005, e a emissão de Títulos de Responsabilidade do Tesouro Nacional para o atendimento das despesas previstas no art. 78 da Lei de Diretrizes Orçamentárias de 2005, sem prejuízo do que estabelece o art. 52, V, da Constituição, no que se refere às operações de crédito externas.

Art. 10. Fica o Poder Executivo autorizado a emitir até 12.997.957 (doze milhões, novecentos e noventa e sete mil, novecentos e cinqüenta e sete) Títulos da Dívida Agrária para atender ao programa de reforma agrária no exercício de 2005, nos termos do § 4º do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a dois anos.

CAPÍTULO V
DAS DISPOSIÇÕES FINAIS

Art. 11. Nos termos dos arts. 2º, 3º, 6º e 7º desta Lei e dos arts. 9º e 16, § 3º, da Lei de Diretrizes Orçamentárias para 2005, integram esta Lei os anexos contendo:

I - a receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - a distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - a discriminação das fontes de financiamento do Orçamento de Investimento;

IV - a distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - as autorizações específicas de que trata o art. 169, § 1º, II, da Constituição, relativas a despesas de pessoal, conforme estabelece o art. 85 da Lei de Diretrizes Orçamentárias para 2005;

VI - a relação preliminar dos subtítulos relativos a obras e serviços com indícios de irregularidades graves, apontados pelo Tribunal de Contas da União, conforme previsto no art. 9º, § 6º, da Lei de Diretrizes Orçamentárias para 2005;

VII - os quadros orçamentários consolidados relacionados no Anexo II da Lei de Diretrizes Orçamentárias para 2005;

VIII - a discriminação das receitas dos Orçamentos Fiscal e da Seguridade Social;

IX - a discriminação da legislação da receita e da despesa dos Orçamentos Fiscal e da Seguridade Social;

X - o programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários dos Orçamentos Fiscal e da Seguridade Social; e

XI - o programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários do Orçamento de Investimento.

§ 1º A implementação das medidas constantes do Anexo V desta Lei fica condicionada à observância dos respectivos limites no exercício de 2005 e desde que o impacto orçamentário-financeiro anualizado não seja superior ao dobro dos referidos limites, exceto para os subitens II.2.3, II.2.6 e II.3 que não poderão exceder a 2,9 vezes seus respectivos limites.

§ 2º Não há óbice à continuidade da execução física, orçamentária e financeira, inclusive no que se refere ao pagamento das despesas inscritas em restos a pagar, dos subtítulos, e, se for o caso, os respectivos contratos, convênios e subtrechos, que, embora tenham constado da relação de que trata o inciso VI deste artigo em anos anteriores, não constem da relação anexa a esta Lei.

Art. 12. Esta Lei entra em vigor na data de sua publicação.

Brasília, 25 de janeiro de 2005; 184º da Independência e 117º da República.

ANEXO I

RECEITA DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL POR CATEGORIA ECONÔMICA E FONTE

R$ 1,00

ESPECIFICAÇÃO	VALOR
1. RECEITAS DO TESOURO	**664.310.368.591**
1.1. RECEITAS CORRENTES	**508.564.363.394**
RECEITA TRIBUTÁRIA	147.418.883.561
RECEITA DE CONTRIBUIÇÕES	318.753.568.246
RECEITA PATRIMONIAL	12.671.559.542
RECEITA AGROPECUÁRIA	876.760
RECEITA INDUSTRIAL	140.837.032
RECEITA DE SERVIÇOS	18.390.982.492
TRANSFERÊNCIAS CORRENTES	327.474.203
OUTRAS RECEITAS CORRENTES	10.860.181.558
1.2. RECEITAS DE CAPITAL	**155.746.005.197**
OPERAÇÕES DE CRÉDITO INTERNAS	71.886.916.718
OPERAÇÕES DE CRÉDITO EXTERNAS	28.911.271.851
ALIENAÇÃO DE BENS	4.479.204.280
AMORTIZAÇÃO DE EMPRÉSTIMOS	27.280.350.666
TRANSFERÊNCIAS DE CAPITAL	28.740.000
OUTRAS RECEITAS DE CAPITAL	23.159.521.682
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**6.257.580.376**
2.1. RECEITAS CORRENTES	**5.642.082.166**
2.2. RECEITAS DE CAPITAL	**615.498.210**
SUBTOTAL	**670.567.948.967**
3. REFINANCIAMENTO DE DÍVIDA PÚBLICA FEDERAL	**935.835.222.075**
3.1. OPERAÇÕES DE CRÉDITO INTERNAS	**886.280.422.163**
TÍTULOS DE RESPONSABILIDADE DO TESOURO NACIONAL - REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	886.280.422.163
3.2. OPERAÇÕES DE CRÉDITO EXTERNAS	**49.554.799.912**
TÍTULOS DE RESPONSABILIDADE DO TESOURO NACIONAL - REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	49.554.799.912
TOTAL	**1.606.403.171.042**

ANEXO II

Despesa dos Orçamentos Fiscais e da Seguridade Social por Órgão Orçamentário

Valores Correntes (R$ 1,00)

Discriminação	Tesouro (A)	Outras Fontes (B)	Total C = (A+B)	(%) C/D	C/E	C/F	C/G
CÂMARA DOS DEPUTADOS	2.477.538.381		2.477.538.381	0,43 %	0,38 %	0,36 %	0,15 %
SENADO FEDERAL	2.435.308.897		2.435.308.897	0,42 %	0,38 %	0,36 %	0,15 %
TRIBUNAL DE CONTAS DA UNIÃO	782.640.654		782.640.654	0,13 %	0,12 %	0,12 %	0,05 %
SUPREMO TRIBUNAL FEDERAL	302.426.969		302.426.969	0,05 %	0,05 %	0,04 %	0,02 %
SUPERIOR TRIBUNAL DE JUSTIÇA	575.426.065		575.426.065	0,10 %	0,09 %	0,08 %	0,04 %
JUSTIÇA FEDERAL	5.701.349.069		5.701.349.069	0,98 %	0,88 %	0,84 %	0,35 %
JUSTIÇA MILITAR DA UNIÃO	181.445.792		181.445.792	0,03 %	0,03 %	0,03 %	0,01 %
JUSTIÇA ELEITORAL	2.481.758.007		2.481.758.007	0,43 %	0,39 %	0,37 %	0,15 %
JUSTIÇA DO TRABALHO	6.638.313.821		6.638.313.821	1,14 %	1,03 %	0,98 %	0,41 %
JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	852.320.107		852.320.107	0,15 %	0,13 %	0,13 %	0,05 %
PRESIDÊNCIA DA REPÚBLICA	3.022.872.211	18.811.459	3.041.683.670	0,52 %	0,47 %	0,45 %	0,19 %
MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	5.126.708.708	190.940.639	5.317.649.347	0,91 %	0,83 %	0,78 %	0,33 %
MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	4.576.796.501	551.524.534	5.128.321.035	0,88 %	0,80 %	0,75 %	0,32 %
MINISTÉRIO DA FAZENDA	9.980.021.608	558.422.676	10.538.444.284	1,81 %	1,64 %	1,55 %	0,66 %
MINISTÉRIO DA EDUCAÇÃO	20.449.858.644	572.715.449	21.022.574.093	3,62 %	3,26 %	3,09 %	1,31 %
MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	488.668.747	420.830.657	909.499.404	0,16 %	0,14 %	0,13 %	0,06 %
MINISTÉRIO DA JUSTIÇA	5.085.730.443	34.271.214	5.120.001.657	0,88 %	0,79 %	0,75 %	0,32 %
MINISTÉRIO DE MINAS E ENERGIA	4.264.564.191	42.941.819	4.307.506.010	0,74 %	0,67 %	0,63 %	0,27 %
MINISTÉRIO DA PREVIDÊNCIA SOCIAL	145.766.793.805	182.222.194	145.949.015.999	25,11 %	22,65 %	21,48 %	9,09 %
MINISTÉRIO PÚBLICO DA UNIÃO	1.774.983.802		1.774.983.802	0,31 %	0,28 %	0,26 %	0,11 %
MINISTÉRIO DAS RELAÇÕES EXTERIORES	1.571.584.199	420.162	1.572.004.361	0,27 %	0,24 %	0,23 %	0,10 %
MINISTÉRIO DA SAÚDE	40.192.459.922	350.294.968	40.542.754.890	6,98 %	6,29 %	5,97 %	2,52 %
MINISTÉRIO DO TRABALHO E EMPREGO (Exclusive o dispositivo no artigo 239 parágrafo I da Constituição)	23.211.240.326	5.102.925	23.216.343.251	3,99 %	3,60 %	3,42 %	1,45 %
MINISTÉRIO DOS TRANSPORTES (Exclusive Fundo da Marinha Mercante)	9.180.113.788	40.612.350	9.220.726.138	1,59 %	1,43 %	1,36 %	0,57 %
MINISTÉRIO DAS COMUNICAÇÕES	3.193.372.468	431.540.972	3.624.913.440	0,62 %	0,56 %	0,53 %	0,23 %
MINISTÉRIO DA CULTURA	628.320.050	4.848.716	633.168.766	0,11 %	0,10 %	0,09 %	0,04 %
MINISTÉRIO DO MEIO AMBIENTE	2.064.955.948	71.952.564	2.136.908.512	0,37 %	0,33 %	0,31 %	0,13 %
MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	4.299.649.824	5.036.571	4.304.686.395	0,74 %	0,67 %	0,63 %	0,27 %
MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	2.481.261.323	12.995.112	2.494.256.435	0,43 %	0,39 %	0,37 %	0,16 %
MINISTÉRIO DO ESPORTE	631.745.498		631.745.498	0,11 %	0,10 %	0,09 %	0,04 %
MINISTÉRIO DA DEFESA	30.260.240.377	2.013.553.660	32.273.794.037	5,55 %	5,01 %	4,75 %	2,01 %
MINISTÉRIO DA INTEGRAÇÃO NACIONAL	3.190.529.694	52.415.741	3.242.945.435	0,56 %	0,50 %	0,48 %	0,20 %
MINISTÉRIO DO TURISMO	1.008.297.618	32.000.000	1.040.297.618	0,18 %	0,16 %	0,15 %	0,06 %
MINISTÉRIO DO DESENVOLVIMENTO SOCIAL E COMBATE À FOME	15.961.440.416		15.961.440.416	2,75 %	2,48 %	2,35 %	0,99 %
MINISTÉRIO DAS CIDADES	3.942.461.581	115.532.163	4.057.993.744	0,70 %	0,63 %	0,60 %	0,25 %
ENCARGOS FINANCEIROS DA UNIÃO	179.393.459.934		179.393.459.934	30,87 %	27,84 %	26,40 %	11,17 %
TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (Exclusive Transferências Constitucionais)	25.938.372.901		25.938.372.901	4,46 %	4,02 %	3,82 %	1,61 %
RESERVA DE CONTINGÊNCIA	5.343.027.400		5.343.027.400	0,92 %	0,83 %	0,79 %	0,33 %
SUBTOTAL (D)	**575.458.059.689**	**5.708.986.545**	**581.167.046.234**	**100,00 %**	**90,18 %**	**85,54 %**	**36,18 %**
TRANSFERÊNCIAS CONSTITUCIONAIS	63.298.702.300		63.298.702.300		9,82 %	9,32 %	3,94 %
SUBTOTAL (E)	**638.756.761.989**	**5.708.986.545**	**644.465.748.534**		**100,00 %**	**94,85 %**	**40,12 %**
MINISTÉRIO DO TRABALHO E EMPREGO (Conforme o dispositivo no artigo 239 parágrafo I da Constituição)	7.246.087.851		7.246.087.851			1,07 %	0,45 %
MINISTÉRIO DOS TRANSPORTES (Fundo da Marinha Mercante)	278.917.757		278.917.757			0,04 %	0,02 %
MINISTÉRIO DA INTEGRAÇÃO NACIONAL (Fundos Constitucionais)	3.827.653.426		3.827.653.426			0,56 %	0,24 %
OPERAÇÕES OFICIAIS DE CRÉDITO	23.081.939.601	548.593.831	23.630.533.432			3,48 %	1,47 %
SUBTOTAL (F)	**673.191.360.624**	**6.257.580.376**	**679.448.941.000**			**100,00 %**	**42,30 %**
REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	926.954.230.042		926.954.230.042				57,70 %
T O T A L (G)	**1.600.145.590.666**	**6.257.580.376**	**1.606.403.171.042**				**100,00 %**

ANEXO III

FONTES DE FINANCIAMENTO DO ORÇAMENTO DE INVESTIMENTO

R$ 1,00

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**27.254.689.215**
GERAÇÃO PRÓPRIA	27.254.689.215
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**532.940.197**
TESOURO	284.000.000
CONTROLADORA	248.940.197
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**5.831.859.915**
INTERNAS	1.087.000.000
EXTERNAS	4.744.859.915
OUTROS RECURSOS DE LONGO PRAZO	**2.339.659.704**
CONTROLADORA	1.139.099.704
OUTRAS ESTATAIS	1.039.000.000
OUTRAS FONTES	161.560.000
TOTAL	**35.959.149.031**

ANEXO IV

DESPESA DO ORÇAMENTO DE INVESTIMENTO
POR ÓRGÃO ORÇAMENTÁRIO

R$ 1,00

ESPECIFICAÇÃO	VALOR
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	13.120.400
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	3.086.000
25000 - MINISTÉRIO DA FAZENDA	3.435.495.674
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	108.285.004
32000 - MINISTÉRIO DE MINAS E ENERGIA	31.299.869.921
33000 - MINISTÉRIO DA PREVIDÊNCIA SOCIAL	35.000.000
39000 - MINISTÉRIO DOS TRANSPORTES	347.090.020
41000 - MINISTÉRIO DAS COMUNICAÇÕES	663.002.012
52000 - MINISTÉRIO DA DEFESA	54.200.000
TOTAL	**35.959.149.031**

ANEXO V

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 85 DA LEI Nº 10.934, DE 11 DE AGOSTO DE 2004 (LEI DE DIRETRIZES ORÇAMENTÁRIAS PARA 2005), PARA ATENDIMENTO AO DISPOSTO NO ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO

I - PREENCHIMENTO DE FUNÇÕES E CARGOS COMISSIONADOS VAGOS CONSTANTES DA TABELA A QUE SE REFERE O ART. 81 DA LEI Nº 10.934, DE 11 DE AGOSTO DE 2004 (LEI DE DIRETRIZES ORÇAMENTÁRIAS PARA 2005)

II - PROVIMENTO DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL, A QUALQUER TÍTULO:

1) <u>Poder Legislativo</u>

1.1. Câmara dos Deputados: Limite de R$ 41.613.000,00 destinados ao provimento de até 288 cargos e funções vagos, criados ou transformados.

1.2. Senado Federal: Limite de R$ 37.798.715,00 destinados ao provimento de até 325 cargos e funções vagos, criados ou transformados.

1.3. Tribunal de Contas da União: Limite de R$ 12.293.664,00 destinados ao provimento de até 170 cargos e funções vagos, criados ou transformados.

2) <u>Poder Judiciário</u>

2.1. Supremo Tribunal Federal: Limite de R$ 12.408.287,00 destinados ao provimento de até 287 cargos e funções vagos, criados ou transformados.

2.2. Superior Tribunal de Justiça: Limite de R$ 23.000.000,00 destinados ao provimento de até 602 cargos e funções vagos, criados ou transformados.

2.3. Justiça Federal: Limite de R$ 98.322.666,00 destinados ao provimento de até 7.043 cargos e funções vagos, criados ou transformados.

2.4. Superior Tribunal Militar: Limite de R$ 2.803.370,00 destinados ao provimento de até 65 cargos e funções vagos, criados ou transformados.

2.5. Justiça Eleitoral: Limite de R$ 90.000.000,00 destinados ao provimento de até 3.862 cargos e funções vagos, criados ou transformados.

2.6. Justiça do Trabalho: Limite de R$ 97.446.703,00 destinados ao provimento de até 6.538 cargos e funções vagos, criados ou transformados.

2.7. Justiça do Distrito Federal e Territórios: Limite de R$ 2.240.176,00 destinados ao provimento de até 63 cargos e funções vagos, criados ou transformados.

3) **Ministério Público da União:**

Limite de R$ 98.000.000,00 destinados ao provimento de até 2.765 cargos e funções vagos, criados ou transformados.

4) **Poder Executivo:** Limite de R$ 719.864.669,00 destinados ao provimento de cargos e funções vagos ou criados nas áreas de:

a) Auditoria e Fiscalização, até 1.090 vagas;

b) Gestão e Diplomacia, até 1.232 vagas;

c) Jurídica, até 989 vagas;

d) Defesa e Segurança Pública, até 3.584 vagas;

e) Cultura, Meio Ambiente e Ciência e Tecnologia, até 3.055 vagas;

f) Seguridade Social, Educação e Esportes, até 13.911 vagas;

g) Regulação do Mercado, dos Serviços Públicos e do Sistema Financeiro, até 2.600 vagas;

h) Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária, até 1.458 vagas.

III. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS:

1) **Poder Legislativo**

1.1. Senado Federal: Limite de R$ 295.435.932,00 destinados à implantação da última etapa do Plano de Carreira do Senado Federal, aprovado pela Resolução nº 7, de 2002, e convalidado pela Lei nº 10.863, de 29 de abril de 2004.

1.2 . Tribunal de Contas da União: Limite de R$ 24.169.283,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.930, de 2 de agosto de 2004.

2) **Poder Judiciário:**

a) Limite global de R$ 1.056.356.771,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.475, de 27 de junho de 2002, e à elevação do percentual da Gratificação de Atividade Judiciária de que trata esta mesma Lei, sendo:

Supremo Tribunal Federal:	R$ 15.848.189,00
Superior Tribunal de Justiça:	R$ 37.521.393,00
Justiça Federal:	R$ 283.631.079,00
Justiça Militar:	R$ 6.603.694,00

Justiça Eleitoral:	R$	139.017.427,00
Justiça do Trabalho:	R$	506.930.340,00
Justiça do DF e Territórios:	R$	66.804.649,00

b) Limite global de R$ 300.000.000,00 destinados à implantação do subsídio referido no art. 48, inciso XV, da Constituição Federal, bem como aos efeitos decorrentes dessa alteração nos subsídios da Magistratura da União, conforme art. 37, XI e art. 93, V, da Constituição Federal, e § 2° do art. 1° da Lei n° 10.474, de 27 de junho de 2002, sendo:

Supremo Tribunal Federal:	R$	1.568.085,00
Superior Tribunal de Justiça:	R$	3.468.985,00
Justiça Federal:	R$	71.258.545,00
Justiça Militar:	R$	6.463.200,00
Justiça Eleitoral:	R$	4.321.500,00
Justiça do Trabalho:	R$	196.943.718,00
Justiça do DF e Territórios:	R$	15.975.967,00

3) **Ministério Público da União:** Limite de R$ 42.571.276,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.476, de 27 de junho de 2002.

4) **Poder Executivo**

4.1. Limite de R$ 436.435.553,00 destinados à continuidade da reestruturação da remuneração de cargos integrantes dos Planos de Classificação de Cargos do Poder Executivo Federal e planos equiparados da Agência Nacional de Vigilância Sanitária e da Agência Nacional de Águas, e de carreiras das áreas de Ciência e Tecnologia, Fiscalização, Gestão, Jurídica, Previdência, Regulação.

4.2. Limite de R$ 919.976.127,00 destinados à reestruturação da remuneração de cargos integrantes dos Planos de Classificação de Cargos do Poder Executivo Federal e planos equiparados e de carreiras das áreas de Agricultura, Reforma Agrária, Auditoria e Fiscalização, Regulação e Fiscalização do Sistema Financeiro, Ciência e Tecnologia, Educação, Gestão e Diplomacia, Inteligência, Jurídica, Militar das Forças Armadas Previdência, Regulação, Seguridade Social e Trabalho, Tecnologia Militar, Infra-Estrutura de Transporte, Transporte, Mineração, Indigenistas (FUNAI) e policiais - civis e militares - e docentes dos ex-territórios do Amapá, Rondônia e Roraima.

ANEXO V

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 85 DA LEI Nº 10.934, DE 11 DE AGOSTO DE 2004 (LEI DE DIRETRIZES ORÇAMENTÁRIAS PARA 2005), PARA ATENDIMENTO AO DISPOSTO NO ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO

I - PREENCHIMENTO DE FUNÇÕES E CARGOS COMISSIONADOS VAGOS CONSTANTES DA TABELA A QUE SE REFERE O ART. 81 DA LEI Nº 10.934, DE 11 DE AGOSTO DE 2004 (LEI DE DIRETRIZES ORÇAMENTÁRIAS PARA 2005)

II - PROVIMENTO DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL, A QUALQUER TÍTULO:

1) Poder Legislativo

1.1. Câmara dos Deputados: Limite de R$ 41.613.000,00 destinados ao provimento de até 288 cargos e funções vagos, criados ou transformados.

1.2. Senado Federal: Limite de R$ 37.798.715,00 destinados ao provimento de até 325 cargos e funções vagos, criados ou transformados.

1.3. Tribunal de Contas da União: Limite de R$ 12.293.664,00 destinados ao provimento de até 170 cargos e funções vagos, criados ou transformados.

2) Poder Judiciário

2.1. Supremo Tribunal Federal: Limite de R$ 12.408.287,00 destinados ao provimento de até 287 cargos e funções vagos, criados ou transformados.

2.2. Superior Tribunal de Justiça: Limite de R$ 23.000.000,00 destinados ao provimento de até 602 cargos e funções vagos, criados ou transformados.

2.3. Justiça Federal: Limite de R$ 98.322.666,00 destinados ao provimento de até 7.043 cargos e funções vagos, criados ou transformados.

2.4. Superior Tribunal Militar: Limite de R$ 2.803.370,00 destinados ao provimento de até 65 cargos e funções vagos, criados ou transformados.

2.5. Justiça Eleitoral: Limite de R$ 90.000.000,00 destinados ao provimento de até 3.862 cargos e funções vagos, criados ou transformados.

2.6. Justiça do Trabalho: Limite de R$ 97.446.703,00 destinados ao provimento de até 6.538 cargos e funções vagos, criados ou transformados.

2.7. Justiça do Distrito Federal e Territórios: Limite de R$ 2.240.176,00 destinados ao provimento de até 63 cargos e funções vagos, criados ou transformados.

3) **Ministério Público da União:**

Limite de R$ 98.000.000,00 destinados ao provimento de até 2.765 cargos e funções vagos, criados ou transformados.

4) **Poder Executivo:** Limite de R$ 719.864.669,00 destinados ao provimento de cargos e funções vagos ou criados nas áreas de:

a) Auditoria e Fiscalização, até 1.090 vagas;

b) Gestão e Diplomacia, até 1.232 vagas;

c) Jurídica, até 989 vagas;

d) Defesa e Segurança Pública, até 3.584 vagas;

e) Cultura, Meio Ambiente e Ciência e Tecnologia, até 3.055 vagas;

f) Seguridade Social, Educação e Esportes, até 13.911 vagas;

g) Regulação do Mercado, dos Serviços Públicos e do Sistema Financeiro, até 2.600 vagas;

h) Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária, até 1.458 vagas.

III. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS:

1) **Poder Legislativo**

1.1. Senado Federal: Limite de R$ 295.435.932,00 destinados à implantação da última etapa do Plano de Carreira do Senado Federal, aprovado pela Resolução nº 7, de 2002, e convalidado pela Lei nº 10.863, de 29 de abril de 2004.

1.2 . Tribunal de Contas da União: Limite de R$ 24.169.283,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.930, de 2 de agosto de 2004.

2) **Poder Judiciário:**

a) Limite global de R$ 1.056.356.771,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.475, de 27 de junho de 2002, e à elevação do percentual da Gratificação de Atividade Judiciária de que trata esta mesma Lei, sendo:

Supremo Tribunal Federal:	R$ 15.848.189,00
Superior Tribunal de Justiça:	R$ 37.521.393,00
Justiça Federal:	R$ 283.631.079,00
Justiça Militar:	R$ 6.603.694,00

Justiça Eleitoral:	R$	139.017.427,00
Justiça do Trabalho:	R$	506.930.340,00
Justiça do DF e Territórios:	R$	66.804.649,00

b) Limite global de R$ 300.000.000,00 destinados à implantação do subsídio referido no art. 48, inciso XV, da Constituição Federal, bem como aos efeitos decorrentes dessa alteração nos subsídios da Magistratura da União, conforme art. 37, XI e art. 93, V, da Constituição Federal, e § 2° do art. 1° da Lei n° 10.474, de 27 de junho de 2002, sendo:

Supremo Tribunal Federal:	R$	1.568.085,00
Superior Tribunal de Justiça:	R$	3.468.985,00
Justiça Federal:	R$	71.258.545,00
Justiça Militar:	R$	6.463.200,00
Justiça Eleitoral:	R$	4.321.500,00
Justiça do Trabalho:	R$	196.943.718,00
Justiça do DF e Territórios:	R$	15.975.967,00

3) **<u>Ministério Público da União:</u>** Limite de R$ 42.571.276,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.476, de 27 de junho de 2002.

4) **<u>Poder Executivo</u>**

4.1. Limite de R$ 436.435.553,00 destinados à continuidade da reestruturação da remuneração de cargos integrantes dos Planos de Classificação de Cargos do Poder Executivo Federal e planos equiparados da Agência Nacional de Vigilância Sanitária e da Agência Nacional de Águas, e de carreiras das áreas de Ciência e Tecnologia, Fiscalização, Gestão, Jurídica, Previdência, Regulação.

4.2. Limite de R$ 919.976.127,00 destinados à reestruturação da remuneração de cargos integrantes dos Planos de Classificação de Cargos do Poder Executivo Federal e planos equiparados e de carreiras das áreas de Agricultura, Reforma Agrária, Auditoria e Fiscalização, Regulação e Fiscalização do Sistema Financeiro, Ciência e Tecnologia, Educação, Gestão e Diplomacia, Inteligência, Jurídica, Militar das Forças Armadas Previdência, Regulação, Seguridade Social e Trabalho, Tecnologia Militar, Infra-Estrutura de Transporte, Transporte, Mineração, Indigenistas (FUNAI) e policiais - civis e militares - e docentes dos ex-territórios do Amapá, Rondônia e Roraima.

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES
(LDO-2005, art. 9º, § 6º)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

26000 - MINISTÉRIO DA EDUCAÇÃO

26101 - Ministério da Educação

UF	Subtítulos	Empreendimento	Contratos e Congêneres
MS	....	CONSTRUÇÃO DA ESCOLA AGROTÉCNICA FEDERAL EM NOVA ANDRADINA	Empreendimento

28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR

28233 Superintendência da Zona Franca de Manaus – Suframa

UF	Subtítulos	Empreendimento	Contratos e Congêneres
AM	....	FOMENTO A PROJETOS DE INFRA-ESTRUTURA ECONÔMICA E SOCIAL NA AMAZÔNIA OCIDENTAL - NA REGIÃO NORTE	
		Execução de serviços de modernização da malha viária do Distrito Industrial da Zona Franca de Manaus	Contrato 30/2002

30000 - MINISTÉRIO DA JUSTIÇA

30907 - Fundo Penitenciário Nacional

UF	Subtítulos	Empreendimento	Contratos e Congêneres
GO	14.421.0661.11TW.0052	CONSTRUÇÃO E AMPLIAÇÃO DE ESTABELECIMENTOS PENAIS NO ESTADO DE GOIÁS	
		Construção da Casa de Custódia de Goiânia (Casa de Prisão Provisória)	Contrato 402/92
		Construção do Presídio Regional de Goiânia	Convênio 351801

32000 – MINISTÉRIO DE MINAS E ENERGIA

32204 – Eletrobrás Termonuclear S.A.

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RJ	....	VETADO	

32000 – MINISTÉRIO DE MINAS E ENERGIA

32224 – Centrais Elétricas do Norte do Brasil S.A.

UF	Subtítulos	Empreendimento	Contratos e Congêneres
MT	....	EXPANSÃO DE SISTEMA DE TRANSMISSÃO DE ENERGIA ELÉTRICA NO MATO GROSSO (ACRÉSCIMO DE APROXIMADAMENTE 365 KM DE LINHA DE TRANSMISSÃO, IMPLANTAÇÃO DA SE JAURU (MT) 400 MVA) E REFORÇO NAS SUBESTAÇÕES ASSOCIADAS EQUIVALENTE A 563 MVA) - NO ESTADO DO MATO GROSSO	
		Execução de projeto executivo, fornecimento total de materiais, obras civis e montagem eletromecânica da Linha de Transmissão 230 Kv Coxipó / Jauru, circuito duplo (12 cabos CAA 795 MCM TERN - 6.032t; e estruturas metálicas - 8.100t), com 360 Km de extensão.	Contrato 4500007623

36000 - MINISTÉRIO DA SAÚDE

36901 - Fundo Nacional de Saúde

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RN	....	APOIO À ESTRUTURAÇÃO DE UNIDADES DE ATENÇÃO ESPECIALIZADA EM SAÚDE ESTRUTURAÇÃO DO HOSPITAL TERCIÁRIO - NATAL - RN	
		Execução das obras de construção do Hospital Terciário de Natal, com 150 leitos, Unidade Mista de Saúde de Capim Macio, com 50 leitos, e Unidade Mista de Saúde de Igapó, com 50 leitos, em Natal	Contrato 010/89 SOE/AJ
RO	....	ESTRUTURAÇÃO DA REDE DE SERVIÇOS DE ATENÇÃO BÁSICA DE SAÚDE ESTRUTURAÇÃO DE UNIDADES DE ATENÇÃO BÁSICA - CACOAL - RO	
		Conclusão da primeira etapa do Hospital Regional de Cacoal	Convênio SIAFI 434050
		Construção do Hospital Regional de Cacoal/RO	Contrato 091/1991-PGE

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

39000 - MINISTÉRIO DOS TRANSPORTES

39211 - Companhia Docas do Espírito Santo

UF	Subtítulos	Empreendimento	Contratos e Congêneres
ES	....	AMPLIAÇÃO E RECUPERAÇÃO DAS INSTALAÇÕES DO PORTO DE VITÓRIA - NO ESTADO DO ESPÍRITO SANTO	
		Construção de berço de atracação para carga de elevado peso unitário	Empreendimento
ES	....	OBRAS COMPLEMENTARES NO CAIS DE CAPUABA (ES) - NO ESTADO DO ESPÍRITO SANTO	
		Obras e serviços para Reabilitação da Área dos Berços 201 e 202 e sua Retroárea Primária	Empreendimento

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
AM	26.782.0236.1248.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-319 NO ESTADO DO AMAZONAS - TRECHO KM 166 - KM 370	
		Execução de obras e serviços de engenharia para melhoramento e pavimentação da rodovia BR-319, trecho entre o Km 166 e o Km 370.	Contrato 051/2000-COP
AM	26.782.0236.1248.0103	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-319 NO ESTADO DO AMAZONAS - TRECHO MANAUS - DIVISA AM/RO -AM	
		Subtrecho km 563,1 - km 655,7	Contrato PD/01/05/2000-00
		Subtrecho km 500,0 - km 563,1	Contrato PD/01/16/2001-00
AM	26.782.0238.1428.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-317 NO ESTADO DO AMAZONAS - TRECHO BOCA DO ACRE - DIVISA AM/AC - AM	
		Execução de obras de construção e pavimentação na Rodovia BR 317/AM, trecho KM 416,0 - KM 516,0, com extensão de 100 Km	Contrato PD/01/07/2000-00
AP	....	RECUPERAÇÃO DO PORTO DE SANTANA NO ESTADO DO AMAPÁ NO ESTADO DO AMAPÁ	
		Execução das Obras de Revitalização do Setor Comercial Portuário de Santana, no Estado do Amapá.	Convênio SIAFI 470267 Contrato 012/2003-PMS
DF	....	ADEQUAÇÃO DE ANÉIS RODOVIÁRIOS NO CORREDOR LESTE - ADEQUAÇÃO DE ANEL RODOVIÁRIO NO DISTRITO FEDERAL (EPIA)	
		Elaboração de Projeto de Engenharia e execução dos serviços de restauração, construção e pavimentação das interligações das Rodovias BR-020/040/060/070/DF	Convênio PG-063/99
ES	26.782.0220.3E33.0002	RECUPERAÇÃO DE TRECHOS RODOVIÁRIOS - VITÓRIA - DIVISA ES/MG - NA BR-262/ES ESPÍRITO SANTO	
		Execução da Obras de Melhoramentos e restauração, com duplicação de via, restauração da pista existente, na BR-262/ES, trecho km 10,1 - km 19,3.	Contrato PG-018/98
ES	26.782.0220.2834.0032	RESTAURAÇÃO DE RODOVIAS FEDERAIS – NO ESTADO DO ESPÍRITO SANTO	
		Obras de restauração na rodovia BR-101/ES, segmento Km 0,0 - Km 149,0.	Contrato PG-019/00-00

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
ES	26.782.0230.7150.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-342 NO ESTADO DO ESPÍRITO SANTO - ENTRONCAMENTO BR-101/ES - NOVA VENÉCIA - ECOPORANGA - DIVISA ES/MG - ES	
		Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 02/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga -Pavão; Lote 2: Estaca 1855 a 2817.	Contrato PG-093/2001-99
		Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2001-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Divisa ES/MG-Ecoporanga; Estaca 0 a 2480.	Contrato PG-094/01-99
		Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; *Segmento: Ecoporanga -Pavão;* Lote 1: Estaca 0 a 1855.	Contrato PG-095/2001-99
ES	26.782.0230.1E66.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-393 NO ESTADO DO ESPÍRITO SANTO TRECHO BOM JESUS - CACHOEIRO DO ITAPEMIRIM - ES	
		Execução de restauração e implantação da BR-393, trecho Cachoeiro de Itapemirim-Bom Jesus do Norte – Divisa ES/RJ.	Contrato TT-0015/2001
GO	26.782.0237.3768.0103	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-060 NO ESTADO DE GOIÁS - DIVISA DF/GO - ENTRONCAMENTO BR-153/GO - GO	
		Duplicação e restauração da BR-60, trecho divisa DF/GO até o entroncamento com a BR 153/Anápolis – segmento km 50,4/ 94,20.	Contrato PG-059/98-00
		Supervisão, coordenação e controle das obras de duplicação e restauração da BR-060, trecho Div. DF/GO - Entr. BR-153, segmento km 50,4 ao km 94,2.	PD-12-0013/98
GO	26.782.0237.10LN.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-080 NO ESTADO DE GOIÁS - TRECHO DOIS IRMÃOS - BARRO ALTO - URUAÇU - SÃO MIGUEL DO ARAGUAIA - GO	Empreendimento
MG	26.782.0230.11VJ.0101	CONSTRUÇÃO DE CONTORNOS RODOVIÁRIOS NA BR-381 EM MINAS GERAIS - NO MUNICÍPIO DE CORONEL FABRICIANO - MG	
		Obras de adequação de contornos rodoviários no Corredor Leste - BR-381/MG em Coronel Fabriciano no Estado de Minas Gerais.	Convênio PG-140/00-00 e Contrato PJU-22.008/02, apenas o trecho entre as estacas 425 e 580

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
MT	26.782.0220.2834.0051	RESTAURAÇÃO DE RODOVIAS FEDERAIS - NO ESTADO DO MATO GROSSO	
	26.782.0220.2841.0051	CONSERVAÇÃO PREVENTIVA E ROTINEIRA DE RODOVIAS - NO ESTADO DO MATO GROSSO	
		Serviços de manutenção rodoviária (conservação e recuperação) na Rodovia BR-070/MT, trecho: GO/MT - Divisa Brasil/Bolívia, subtrecho : Km 193,30 - Divisa Km 421,30; extensão: 228,00 Km	Contrato: PD/11-003/97
		Execução de serviços de manutenção rodoviária na Rodovia BR-158/MT (trecho: Divisa PA/MT - Divisa MT/GO, subtrecho: Km 400,00 - Entr. MT-326 (A) (p/Canaranã) - Km 514,80.	Contrato PD/11-011/1998
		Execução de serviços de manutenção rodoviária na BR-158/MT (trecho: Divisa PA/MT - Divisa MT/GO, subtrecho: Entr. MT-242 (A) / MT-424) com extensão do Km 270,00 ao Km 400,00.	contrato PD/11-012/1998
		Execução de serviços de conservação rodoviária da Rodovia Estadual Transitória BR-158/MT englobando o Km 0,0 ao Km 138,00(trecho: Div. PA/MT - Divisa MT/GO, subtrecho : Divisa PA/MT - Entr. MT-430).	contrato PD/11-017/2000
		Serviços de manutenção rodoviária na Rodovia BR-364/MT, trecho: Divisa GO/MT - Divisa MT/RO, subtrecho : Nova Diamantino - Entr. MT-170/358, segmento 614,40 - Km 799,30	contrato PD/11-018/2000
		Restauração na rodovia BR-364/MT, trecho Div. GO/MT-Div. MT/RO, segmentos Km 0,00-km 130,00, extensão 130,00 km, lote 44	Contrato PG-294/00
		Execução de obras de recuperação da Rodovia BR-163, divisa MS/MT -Rondonópolis, Km 0,00 - Km 25,00	Contrato PD/11-014/01
		execução de serviços de manutenção rodoviária na BR-163/MT, trecho: Divisa MS/MT - Divisa MT/PA, subtrecho : Divisa MS/MT (km 0,00) -Rondonópolis/ MT (Km 119,90)	contrato PD/11-019/2001
		Serviços de conservação rodoviária na Rodovia BR-364/MT, trecho: Divisa GO/MT - Divisa MT/RO, subtrecho: Entr. MT-461(A) - Km 112,90 - Entr. MT-270 (B) - Km 215,90, com extensão de 103,0 Km.	contrato PD/11-020/2001
		Execução de serviços de manutenção na Rodovia BR-163MT, trechos: Divisa MS/MT - Divisa MT/PA, subtrecho: Rio dos Patos - Sinop, segmento: Km 606,00 - Km 836,00	contrato PD/11-021/2001
		Serviços de conserva rotineira na BR-242/MT referente ao trecho: Div. TO/MT -Entr. BR-163/MT, subtrecho: Div. TO/MT - Entr. BR-158/MT, segmento Km 0,00 ao Km 119,00, numa extensão de 119,00 Km.	contrato PD/11-022/2001
		Execução de serviços de restauração e manutenção na Rodovia BR-158/MT, trecho: Divisa PA/MT - Divisa MT/GO, subtrecho : Entr. MT-326 - Km 656,00 - segmento Km 514,80 –Km 656,00, extensão 141,20 Km.	Contrato PD/11-027/01
		Divisa MT/GO, subtrecho: Km 656,00 - Entr. BR-070/MT, segmento Km 656,0 - Km 796,9; Extensão 140,90 Km	Contrato PD/11-028/01
		Restauração da rodovia BR-070/MT, trecho: Várzea Grande - Cáceres, subtrecho km 524,70 ao 731,90	Contrato PG-012/01
		Serviços de manutenção rodoviária na Rodovia BR-364/ MT, trecho: GO/MT - Div. MT/RO, subtrecho: Div. GO/MT (Km 0,00) até o entrocamento com a MT-461 (A) - Km 112,90.	Contrato UT/11-003/2002
		Obras e serviços de Restaur. e Manutenção na rodovia BR-364/MT, Trecho: Divisa GO/MT-Divisa MT/RO, Subtrecho: Trevo do Lagarto - Entr. MT-246(B), Segmento: km 434,6 ao km 502,8; Extensão: 68,20 km	Contrato UT/11-006/02
		Restauração e manutenção da rodovia BR-364/MT, trecho: Divisa GO/MT, subtrecho: S. Vicente Cuiabá, segmento: km 327,80 a km 405,30, extensão 77,50 km, lote: 05	Contrato UT-045/02

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9°, § 6°)

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
MT	26.782.0236.1424.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-364 NO ESTADO DO MATO GROSSO CONSTRUÇÃO DO TRECHO DIAMANTINO - SAPEZAL – COMODORO - MT	
		Obras de Construção da Rodovia BR-364/MT, trechos do Km 675,90 ao Km 1131,10.	Empreendimento, exceto para os contratos firmados até 10/12/2004.
PA	26.782.0236.1490.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-163 NO ESTADO DO PARÁ – DIVISA MT/PA – SANTARÉM - PA	
		Construção de ponte mista no Rio Aruri (Km 506,2 da BR-163), com extensão de 168 metros	Contrato PD/2-006/01-00
PA	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS BR-222/PA – CONSTRUÇÃO DO TRECHO D. ELISEU - ENTR. BR-158/ PA	
		Serviços de terraplenagem, pavimentação, drenagem e obras de arte correntes na BR-222, trecho Marabá (Km 12) / Filinto Muller, com ext. de 221, 8 Km	empreendimento
		Execução de serviços de pavimentação na Rodovia BR-222, trecho Marabá/Dom Elizeu, subtrecho Rondon do Pará/Dom Elizeu, com extensão de 35,18 Km	empreendimento
PA	26.782.0236.11UW.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DO PARÁ - TRECHO ALTAMIRA - MARABÁ - DIVISA PA/TO	
	26.782.0236.11UW.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DO PARÁ - TRECHO MARABÁ - DIVISA TO/PA - PA	
		Construção de uma ponte sobre o Rio Araguaia, em Porto Jarbas Passarinho, na Rodovia BR-230/PA do segmento km 0,00 - km 0,9.	Contrato PD/2-00011/01-00
PA	26.784.0237.5750.0101	CONSTRUÇÃO DE ECLUSAS DE TUCURUÍ NO ESTADO DO PARÁ – NO RIO TOCANTINS - PA	
		Execução das obras de proteção e contenção da margem esquerda do Rio Tocantins, na região a jusante do sistema de transposição de desnível de Tucuruí/PA.	Convênio 455173
		Obras fluviais complementares de proteção de infra-estrutura das eclusas de Tucuruí, incluindo cais de concreto e pavimentação da Av. Beira Rio.	Contrato 049/2001
PB	26.782.0235.1236.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DA PARAÍBA - TRECHO JOÃO PESSOA – CAMPINA GRANDE – PB	
		Duplicação e restauração de trecho da rodovia BR 230/PB, construção de viaduto e iluminação de outro trecho da rodovia.	Convênio de Delegação de Execução PG-169/97, referente ao Contrato PJ-007/99-DER/PB, exceto ressarcimento, ao Estado da Paraíba, dos pagamentos efetuados em 2001, descontados os valores pagos em excesso pelo DER/PB, na execução do Contrato PJ-007/99-DER/PB.
		Obras de ampliacão, melhoramentos e restauracão da rodovia BR 230/PB, trecho Cabedelo/Divisa PB-CE, Segmento Km 35,6 a 147,9.	Contrato PJ-007/99-DER/PB
PI	26.782.0235.7204.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-330 NO ESTADO DO PIAUÍ – TRECHO BOM JESUS - DIVISA PI/MA - PI	
		Edital nº 175/2002-00, de 11/11/2002, referente à Concorrência Pública para seleção de empresas para a execução dos serviços de construção, pavimentação e obras de arte especiais na Rodovia BR 330.	Empreendimento

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
PR	26.782.0233.10CN.0002	CONSTRUÇÃO DE RODOVIAS FEDERAIS NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ	
		Execução de obras de implantação e pavimentação do trecho Adrianópolis/Bocaiúva do Sul (BR-476/PR), com extensão de 94,1 km.	Contrato PG-167/2000, que poderá ter sua execução realizada até o limite financeiro de 90%
PR	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL - BR-487/PR - PORTO CAMARGO - CAMPO MOURÃO	
		Lote 02 - Construção e pavimentação de 21,10 km	Contrato PG 171/98-002
RO	26.782.0220.2834.0011	RESTAURAÇÃO DE RODOVIAS FEDERAIS - NO ESTADO DE RONDÔNIA	
		Restauração da Rodovia BR-364/RO, Trecho Nova Vida - Ponte sobre o Rio Preto, Subtrecho KM 469,0 - KM 568,8.	Contrato PG-133/1999-00
		Serviços de Supervisão e Controle das Obras de Restauração da BR-364/RO, Trecho Nova Vida - Candeias do Jamari, Subtrecho KM 469,0 - KM 700,6.	Contrato UT/22/0002/2002-00
RO	26.782.0236.1210.0011	CONSTRUÇÃO DE PONTES NA BR-364 NO ESTADO DE RONDÔNIA NO ESTADO DE RONDÔNIA	
		Obras de construção, terraplenagem, pavimentação, artes correntes e especiais da ponte sobre o Rio Madeira na BR364/RO, Porto Velho, distrito de Abunã, com 1,031Km, e construção de 2,689Km de acessos.	**Contrato PD/22/09/2001-00**
RO	....	CONSTRUÇÃO DE PONTES NA BR-319 NO ESTADO DE RONDÔNIA - CONSTRUÇÃO DE PONTE SOBRE O RIO MADEIRA EM PORTO VELHO	Contrato PD/22/08/2001-00
RO	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR OESTE-NORTE / CONSTRUÇÃO DE RODOVIAS FEDERAIS / PONTES / ELIMINAÇÃO	
		Execução de obras e serviços de implantação e pavimentação BR-364/RO, trecho anel viário de Ji-Paraná, com extensão de 12,0 km	convênio SIAFI 310149 Contrato 040/96/PJ/DER-RO
RR	26.782.0220.2841.0014	CONSERVAÇÃO PREVENTIVA E ROTINEIRA DE RODOVIAS - NO ESTADO DE RORAIMA	
		Manutenção (conse rvação/recuperação) da BR-210/RR - subtrecho São João da Baliza (km 113,0) x Novo Paraiso (km 182,0)	Contrato 014/2002
RR	26.782.0238.7456.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-401 NO ESTADO DE RORAIMA - TRECHO BOA VISTA - BONFIM-NORMANDIA (FRONTEIRA COM A GUIANA) - RR	
		Execução de obras e serviços de construção rodoviária, na BR-401/RR, trecho Boa Vista/Bonfim.	convênio SIAFI nº 372314, referente ao objeto do Contrato CP nº 001/2001, exceto execução dos serviços de pavimentação do tabuleiro da ponte sobre o Rio Arraia
		Serviço de construção de pontes de concreto armado sobre os rios Itacutu (comprimento 230,00 m) e Arraia (120,00 m).	Contrato CP nº 001/2001, exceto execução dos serviços de pavimentação do tabuleiro da ponte sobre o Rio Arraia.
RS	26.782.0220.2834.0043	RESTAURAÇÃO DE RODOVIAS FEDERAIS - NO ESTADO DO RIO GRANDE DO SUL	
		Realização das obras de manutenção (conservação/recuperação) rodoviária na BR-116/RS, segmentos km 184,1 a km 270, 8 e km 291,2 a km 299,9.	Contrato UT-10.010/03

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9°, § 6°)

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RS	....	ELIMINAÇÃO DE PONTOS CRÍTICOS - NO ESTADO DO RIO GRANDE DO SUL	
		Construção de Travessia Urbana em São Gabriel/RS, na BR-290/RS, entronc. entre a BR-101/RS e a BR-293/RS, fronteira Brasil/Argentina, subtrecho BR-473 e BR-158, segmento Km 417 - Km 421.	Contrato PD-10-033/01-00
		Execução dos serviços de Supervisão, Coordenação e Controle das obras de Construção de Travessia Urbana em São Gabriel/RS, na BR-290/RS.	Contrato PD-10-025/01
RS	26.782.0233.1214.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-392 NO ESTADO DO RIO GRANDE DO SUL - RIO GRANDE – PELOTAS -RS	
		Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 3.	Contrato PD-10-056/01-00
		Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 2	Contrato PD-10-057/01-00
RS	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-470 NO ESTADO DO RIO GRANDE DO SUL – TRECHO BARRACÃO - LAGOA VERMELHA - NOVA PRATA	
		Construção da BR-470/RS, sutrecho divisa SC/RS, entroncamento Rs-477 (Pontão), segmento Km 2+185 - Km 37+650 (extensão de 35,465 Km) *e ruas laterais na travessia urbana de Barracão/RS (extensão* 4,140 Km) - Lote 1.	Contrato PD-10-017/2001
		Construção da BR-470/RS, subtrecho do entroncamento RS 477 (Pontão) -entroncamento BR-285 (Lagoa Vermelha), segmento Km 37+650 - Km 77,37 (extensão de 39,72 Km) -Lote 2.	Contrato PD-10-018/2001
RS	26.784.0233.5019.0043	AMPLIAÇÃO DOS MOLHES E DRAGAGEM DE APROFUNDAMENTO DO CANAL DE ACESSO NO PORTO DO RIO GRANDE - NO ESTADO DO RIO GRANDE DO SUL	
		Prolongamento dos molhes do Porto de Rio Grande	Contrato nº 018/2001-MT, que poderá ter sua execução realizada até o limite físico de 50% do prolongamento dos molhes.
SC	26.782.0233.7192.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-282 NO ESTADO DE SANTA CATARINA - TRECHO LAGES - SÃO JOSÉ CERRITO - CAMPOS NOVOS - SC	
	26.782.0233.7192.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-282 NO ESTADO DE SANTA CATARINA - TRECHO LAGES - SÃO JOSÉ CERRITO - CAMPOS NOVOS - FRONTEIRA BRASIL/ARGENTINA - SC	
		BR-282, trecho "Vargem - São José do Cerrito": terraplenagem, pavimentação, drenagem, obras de arte correntes e serviços complementares.	Contrato PJ.078/2000
		BR-282, trecho Vargem - Entroncamento com a BR-470.	Contrato PJ.090/2001
		BR-282, trecho S. Miguel D'Oeste-Paraíso-Rio Peperiguaçu (divisa c/ Argentina): terraplenagem, pavimentação, drenagem, OAC, e serviços Complementares.	Contrato PJ.091/2001
		Edital de licitação nº 142/2001. Complementação do objeto do Contrato nº PJ.078/2000.	Empreendimento

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

SC	....	CONSTRUÇÃO DE CONTORNOS FERROVIÁRIOS NO ESTADO DE SANTA CATARINA CONSTRUÇÃO DE CONTORNO EM JARAGUÁ DO SUL	
		Execução das obras do contorno ferroviário dos Municípios de Jaraguá do Sul e Guaramirim - 1ª etapa	Convênio SIAFI 435529, referente ao objeto dos contratos 045/2002 e 272/2002
		Serviços de execução das obras de implantação do ramal ferroviário de contorno das cidades de Jaraguá do Sul e Guaramirim, em conformidade com o edital de concorrência 130/2001, e demais documentos constantes da cláusula segunda do contrato	Contrato 045/2002
		Execução dos serviços de supervisão, coordenação e controle das obras de implantação do contorno ferroviário das cidades de Jaraguá do Sul e Guaramirim	Contrato 272/2002
SE	26.782.0229.1212.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-101 NO ESTADO DE SERGIPE - TRECHO DIVISA AL/SE - DIVISA SE/BA – SE	
		Execução de obras de ampliação de capacidade, melhoramentos e restauração na BR-101/SE, segmento Km 77,3 ao Km 91,6.	Contrato PG-248/99-00
TO	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DE TOCANTINS – TRECHO DIVISA MA/TO – DIVISA TO/PA	
		Execução de obras de terraplanagem, de artes correntes e especiais, drenagem e pavimentação na rodovia BR-230, trecho divisa MA/TO a divisa TO/PA.	Convênio SIAFI nº 310353, referente ao objeto dos Contratos 200/96 e 86/2000.
TO	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-242 NO ESTADO DE TOCANTINS – TRECHO PEIXE – PARANÃ – TAGUATINGA	
		Execução de obras de terraplenagem, drenagem e pavimentação na Rodovia 242, trecho Peixe-Paranã-Taguatinga.	Convênio SIAFI nº 380564, referente ao objeto dos contratos 002/99, 003/99, 004/99, 005/99 e 006/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rodovia BR-242, sub-trecho Peixe-Km. 57, com extensão de 57 km.	Contrato 002/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 57/Paranã/Km. 90, com extensão de 33,53 km.	Contrato 003/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Paranã/Km. 90/Km. 150, com extensão de 60 km.	Contrato 004/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 150/Km. 203, com 53 km. De extensão.	Contrato 005/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 203/Taguatinga, com 56,53 km. De extensão.	Contrato 006/99
TO	26.782.0237.7224.0107	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-235 NO ESTADO DE TOCANTINS - TRECHO PEDRO AFONSO - DIVISA TO/MA - TO	
		Execução dos serviços de terraplenagem, pavimentação, obras de artes correntes e especiais e serviços complementares na rodovia BR-235. Trecho: Pedro Afonso / divisa TO/MA.	Convênio SIAFI nº 330496, referente ao objeto dos contratos 184/2000 e 185/2000
		Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 1 (Estaca 4.520 a 00)	Contrato 184/2000
		Execução dos serviços de terraplenagem, pavimentação asfáltica e	Contrato 185/2000

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

39000 - MINISTÉRIO DOS TRANSPORTES

39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT

		obras de arte correntes e especiais na rodovia BR-235, Lote 2 (Estaca 7.742 a 4.520)	

44000 - MINISTÉRIO DO MEIO AMBIENTE

44101 - Ministério do Meio Ambiente

PI	....	PROJETOS PARA PREVENÇÃO DE ENCHENTES / CONTROLE DE ENCHENTES NO RIO POTY - TERESINA - PI (AV. MARGINAL LESTE)	
		Execução das obras da Via Marginal Leste do Rio Poty, no Município de Teresina/PI.	Contrato 01/99-SEMAR Edital da Concorrência nº 02/97

51000 - MINISTÉRIO DO ESPORTE

51101 - Ministério do Esporte

AC	....	IMPLANTAÇÃO DE NÚCLEOS DE ESPORTE RECREATIVO E DE LAZER – SEGUNDA FASE DA IMPLANTAÇÃO DO CENTRO OLÍMPICO DE RIO BRANCO - ESTADO DO ACRE	
		Execução do Programa Esporte Direito de Todos - Transferência de recursos financeiros da União para a execução da Implantação de Centro Olímpico no Estado do Acre (Primeira Fase)	Convênio SIAFI 446198
		Segunda fase de Implantação do Centro Olímpico de Rio Branco - obras de conclusão das arquibancadas do Setor 1 do Estádio de Futebol.	Convênio SIAFI 498104, referente ao objeto do Contrato 100/2002
		Construção da 1ª fase do Estádio do Centro Olímpico de Rio Branco – AC (gramado do campo de futebol, drenagem, vias de acessos e arquibancadas do setor 1)	Contrato 100/2002
AM	....	IMPLANTAÇÃO DE NÚCLEOS DE ESPORTE RECREATIVO E DE LAZER CONSTRUÇÃO E EQUIPAMENTO DE GINÁSIO POLIESPORTIVO - MANAUS-AM	Empreendimento

52000 – MINISTÉRIO DA DEFESA

52101 – Ministério da Defesa

SC	05.781.0631.12CE.0001	CONSTRUÇÃO DE AEROPORTOS E AERÓDROMOS DE INTERESSE ESTADUAL NACIONAL	
		Prestação de serviços de engenharia, de assistência e de subsídios à fiscalização de obras aeroportuárias na construção do Aeroporto Regional do Planalto Serrano, em Correia Pinto/SC	Contrato 01/2003
		Construção do Aeroporto Regional do Planalto Serrano, compreendendo os serviços preliminares, obras de terraplenagem, drenagem, pavimentação e os serviços complementares, como também a supervisão da obra.	Convênio Siafi 429027, referente ao Contrato 01/2003

52000 – MINISTÉRIO DA DEFESA

52911 - Fundo Aeronáutico

SC	....	CONSTRUÇÃO DA PISTA DE POUSO E DECOLAGEM DO AERO-PORTO REGIONAL SUL - NO MUNICÍPIO DE JAGUARUNA-SC	Contrato Siasg 120074-2003

53000 – MINISTÉRIO DA INTEGRAÇÃO NACIONAL

53101 - Ministério da Integração Nacional

AL	....	OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS – MACEIÓ - AL – OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS – MACEIÓ – AL	
		Serviços de Engenharia necessários à Ampliação da Macrodrenagem da área denominada de Grande Tabuleiro em Maceió – AL	Contrato 01/97, exceto canal de ligação entre as lagoas 1 e 2

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

53000 – MINISTÉRIO DA INTEGRAÇÃO NACIONAL

53101 - Ministério da Integração Nacional

UF	Subtítulos	Empreendimento	Contratos e Congêneres
BA	....	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO - CONSTR.DA ADUTORA SERRA DA BATATEIRA NO ESTADO DA BAHIA	
		Construção da Adutora da Serra da Batateira, no Município de Sobradinho/BA	Convênio SIAFI 134204, referente ao objeto do Contrato 001/99
		Execução dos Serviços de Aproveitamento Agrícola do Riacho Tatauí	Contrato 001/99
DF	20.607.0379.5250.0004	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO RIO PRETO COM 7.600 HA NO DISTRITO FEDERAL - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO RIO PRETO COM 7.600 HA NO DISTRITO FEDERAL	
		Execução de EIA/RIMA, detalhamento de projetos, execução de obras e serviçosde barragens e assistência técnica de operação e manutenção	Contrato 001/2001
		Construção de barragens de acumulação de maciços de terra para o aproveitamento hidro-agrícola da Bacia do Rio Preto no DF	Empreendimento
GO	....	REURBANIZAÇÃO E CANALIZAÇÃO DOS CÓRREGOS BOTAFOGO E CAPIM-PUBA	
		Obras de reurbanização dos vales dos Córregos Botafogo e Capim-Puba.	Contrato 002/90, exceto o trecho compreendido entre a Rua 301 e a Av. Goiás Norte.
		Canalização do Córrego Botafogo e Capim Puba.	Convênio SIAFI 387341, no tocante ao Contrato 002/90, exceto trecho compreendido entre a Rua 301 e a Av. Goiás Norte
GO	20.607.0379.5252.0101	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO FLORES DE GOIÁS COM 26.500 HA NO ESTADO DE GOIÁS - NO MUNICÍPIO DE FLORES DE GOIÁS - GO	
		Execução em regime de empreitada global, das obras e serviços de implantação do Projeto de Irrigação de Flores de Goiás.	Contrato 001/98, exceto primeiro trecho, compreendido entre a barragem do Rio Paranã e o barramento da Porteira.
		Obras de implantação do Projeto de Irrigação de Flores de Goiás.	Convênio SIAFI 427061, no tocante ao Contrato 001/98, *exceto primeiro trecho*, entre a barragem do Rio Paranã e o barramento da Porteira.
MA	....	TRANSFERÊNCIA DA GESTÃO DO PERÍMETRO DE IRRIGAÇÃO SALANGÔ COM 3.216 HA NO ESTADO DO MARANHÃO – NO ESTADO DO MARANHÃO	Empreendimento
MA	18.544.0515.5256.0021	CONSTRUÇÃO DA ADUTORA DO ITALUIS COM 45 KM NO ESTADO DO MARANHÃO – NO ESTADO DO MARANHÃO	
		Execução do lote II do sistema produtor do Itapecuru	Contrato 071/2000-RAJ
RN	....	CONSTRUÇÃO DA ADUTORA DE SANTA CRUZ NO ESTADO DO RIO GRANDE DO NORTE	
		Construção da Adutora de Santa Cruz	Contrato 900080
RN	18.544.0515.10DC.0002	CONSTRUÇÃO DA BARRAGEM OITICICA - CAICÓ - RN - CONSTRUÇÃO DA BARRAGEM OITICICA - CAICÓ - RN	
		Execução de obras e serviços referentes à construção da Barragem Oiticica, localizada no Município de Jucurutu/RN.	Contrato 022/90-SAG
SC	....	APOIO A OBRAS PREVENTIVAS DE DESASTRES - APOIO A OBRAS PREVENTIVAS DE DESASTRES - ESTADO DE SANTA CATARINA	

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9º, § 6º)

UF	Subtítulos	Empreendimento	Contratos e Congêneres
		Execução das obras do Canal Extravasor do Rio Itajaí-Mirim e passagem em desnível	Contrato 246/01

53000 – MINISTÉRIO DA INTEGRAÇÃO NACIONAL

53101 - Ministério da Integração Nacional

SE	....	RECURSOS PARA RETOMADA DE EXECUÇÃO DE OBRAS E SERVIÇOS – CONSTRUÇÃO DA BARRAGEM DE POÇO VERDE-SE	
		Execução de obras e serviços de engenharia para construção de barragens, para melhoria de pequenas comunidades no Município de Poço Verde - Projeto Padre Melo.	Convênio 416836
		Execução de obras e serviços do Projeto Padre Melo, para aproveitamento de recursos hídricos para beneficiamento de pequenas comunidades no Município de Poço Verde, incluindo a elaboração de EIA/RIMA e do projeto executivo.	Contrato 349/2001
SP	06.182.1027.0678.0182	APOIO A OBRAS PREVENTIVAS DE DESASTRES - APOIO A OBRAS PREVENTIVAS DE DESASTRES EM MUNICÍPIOS DO ESTADO DE SÃO PAULO	
		Canalização em célula dupla de 1889 m do Córrego Cadaval entre a Av. da Fábrica e a Estrada do Pequiá, em Carapicuíba/SP, com pavimentação de 1644 m da pista direita do córrego e 1204 m da pista esquerda.	Convênio 435839
		Sub-rogação da execução de obras de drenagem, terraplenagem, pavimentação, guias, sarjetas e canalização de córregos em logradouros públicos, em Carapicuíba/SP, distribuídas em 6 blocos de execução.	Contrato 001/1994-A

53000 – MINISTÉRIO DA INTEGRAÇÃO NACIONAL

53204 – Departamento Nacional de Obras Contra as Secas

BA	....	IMPLANTAÇÃO DE CENTRO DE PESQUISAS EM AQÜICULTURA - NO ESTADO DA BAHIA	
		Implantação do Centro de Pesquisa em Aqüicultura, a jusante da Barragem Luiz Vieira, no Município de Rio de Contas - BA	Contrato PGE-66/2001
CE	....	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO TABULEIRO DE RUSSAS - 2ª ETAPA	
		Construção da infra-estrutura básica de irrigação do Projeto Tabuleiro de Russas -2ª Etapa, incluindo o fornecimento e montagem das Estações Elevatórias e Automação no Estado do Ceará	Contrato 45/2002
CE	....	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO BAIXO ACARAÚ - 2ª ETAPA	
		Execução das obras civis, fornecimento e montagem de equipamentos do Projeto Baixo Acaraú - 2ª Etapa	Contrato PGE 46/2002
MG	18.544.0515.3715.0031	CONSTRUÇÃO DA BARRAGEM BERIZAL NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS	
	18.544.0515.3735.0031	CONSTRUÇÃO DA BARRAGEM CONGONHAS NO ESTADO DE MINAS GERAIS – NO ESTADO DE MINAS GERAIS	
		Execução das obras e serviços de construção da Barragem Congonhas, tipo Mista (CCR e Terr), incluindo fornecimento, instalação e montagem dos equipamentos hidromecânicos e elétricos, localizada no município de Grão Mogol, no Estado de Minas Gerais	Contrato PGE-09/2002
PI	....	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO TABULEIROS LITORÂNEOS COM 8.007 HA NO ESTADO DO PIAUÍ	
		Execução de obras civis, fornecimento e montagem de equipamentos do projeto Tabuleiros Litorâneos nos municípios de Parnaíba e Buriti dos Lopes no Estado do Piauí.	Contrato 44/2002

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9°, § 6°)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

54000 – MINISTÉRIO DO TURISMO

54101 - Ministério do Turismo

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RO	23.695.1166.0564.0520	APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA EM MUNICÍPIOS - NO ESTADO DE RONDÔNIA	
		Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO	Convênio 435209
		Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO	Convênio 448395
		Urbanização de uma área com extensão de oito quilômetros à margem do rio Madeira e ao longo da estrada de ferro Madeira-Mamoré, com a construção da Avenida Beira-Rio ao longo de oito quilômetros junto à margem do rio Madeira.	Contrato 48/PGM/2002

56000 - MINISTÉRIO DAS CIDADES

56101 - Ministério das Cidades

UF	Subtítulos	Empreendimento	Contratos e Congêneres
DF	....	APOIO À IMPLANTAÇÃO DO SISTEMA DE TRENS URBANOS NO DISTRITO FEDERAL – DF	
		Contratação na modalidade de empreitada por preços unitários das obras, serviços e fornecimento de bens necessários à implantação do Metrô-DF.	Contrato 001/92-MC/Novacap, apenas trecho da Estação 23 à Estação 27
SP	....	AÇÕES DE REESTRUTURAÇÃO URBANA, INTERLIGAÇÃO DE ÁREAS URBANAS E DE ADEQUAÇÃO DE VIAS – CONCLUSÃO DAS OBRAS DO COMPLEXO VIÁRIO DO RIO BAQUIRIVU - GUARULHOS – SP	
		Execução das obras civis de implantação do Sistema Viário Marginal Baquirivu, inclusive obras de arte e serviços complementares.	Contrato 039/99
		Execução de ações de reestruturação urbana e interligação de áreas urbanas e de adequação de vias. Conclusão das obras do Complexo Viário da Marginal do Rio Baquirivu - Guarulhos – SP.	Convênio 458571
		Serviços de pavimentação completa até a capa de concreto asfáltica na Pista Norte, movimento de terra até a greide final da Pista Norte e Ramo Q, incluindo a execução de 126m de aduelas para canalização do Córrego Cachoeirinha e a execução da Via Coletora Sul, recompondo todo o pavimento danificado existente, inclusive com troca de solo.	Convênio 475794
		Execução de ações de reestruturação urbana e interligação de áreas urbanas e de adequação de vias. Conclusão das obras do Complexo Viário da Marginal do Rio Baquirivu - Guarulhos – SP.	Convênio 458737
		Execução de serviços de terraplenagem da Alameda das Papoulas (interligação da Av. Monteiro Lobato com o Complexo Viário do Rio Baquirivu) e execução de muro de contenção na margem sul do Rio Baquirivu com extensão de 170 m.	Convênio 441816
		Conclusão da superestrutura do Viaduto Monteiro Lobato(obra iniciada com recursos da Prefeitura) e e execução da cabaceira do viaduto compreendendo o Ramo B e a pista oeste da Av. Monteiro Lobato.	Convênio 441864

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

(LDO-2005, art. 9°, § 6°)

UF	Subtítulos	Empreendimento	Contratos e Congêneres

56000 - MINISTÉRIO DAS CIDADES

56201 - Empresa de Trens Urbanos de Porto Alegre S.A

RS	15.453.1295.005J.0018	APOIO À IMPLANTAÇÃO E AMPLIAÇÃO DE LINHAS E TRECHOS NOS SISTEMAS DE TRENS URBANOS - NACIONAL - IMPLANTAÇÃO DE TRECHOS DO SISTEMA DE TRENS URBANOS DA REGIÃO METROPOLITANA DE PORTO ALEGRE - ESTADO DO RIO GRANDE DO SUL	
		Fornec. de sist operacionais de abastecimento de energia, rede aérea, sinalização, telecomunicações, controle de tráfego e energia e subestações.	Contrato 8.093.725/96
		Fornecimento de sistema de controle de arrecadação e de passageiros para a Trensurb.	Contrato 08.061.884/00

56000 - MINISTÉRIO DAS CIDADES

56202 - Companhia Brasileira de Trens Urbanos

PI	....	EXPANSÃO DO SISTEMA DE TRENS URBANOS DE TERESINA – PI – NO ESTADO DO PIAUÍ	
		Ampliação e melhoria do sistema ferroviário de passageiros com Teresina, bem como execução das correspondentes obras	Convênio SIAFI 436349, referente ao objeto do Contrato AT-N 30/87, exceto quanto à conclusão do Ramal Bandeira.
		Conclusão dos serviços de implantação do trem urbanos de Teresina	Contrato AT-N 30/87, exceto quanto à conclusão do Ramal Bandeira.